Catherine Berman
2323 Broadway	cat@mycnote.com
Oakland, California 94612	(424) 262-688

August 25, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief,
Office of Financial Services
Mail Stop 4720

Re:	CNote Group, Inc.
Amendment No. 5 to
Offering Statement on Form 1-A
Submitted August 25, 2017
CIK No. 0001683145

Dear Ms. Anagnosti:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, CNote Group, Inc. (the “Company”), hereby requests acceleration of the qualification date of the above-referenced offering statement to 5:00 p.m., Eastern Time, Monday, August 28, 2017, or as soon thereafter as is practicable.

The Company also wishes to advise the Staff that it acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Catherine Berman

Catherine Berman
Chief Executive Officer
CNote Group, Inc.

cc:	Yuliya Tarasava, Chief Operating Officer
CNote Group, Inc.